Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

September 6, 2017

Re:	StartEngine Crowdfunding, Inc.

Offering Statement on Form 1-A Submitted June 23, 2017

File No. 361-00101

Dear Ms. Wray:

We acknowledge receipt of comments in your letter of July 20, 2017, which we have set out below, together with our responses.

Part II - Offering Circular

Risk Factors

There is no current market for our Common Stock, page 12

1. We refer to the transfer and irrevocable proxy provisions set forth in Section 1(f) and Section 5, respectively, of the subscription agreement filed as exhibit 4. Please revise the risk factor regarding the illiquidity of your common stock to address how the transfer and irrevocable proxy provisions may further impact the ability of investors to sell their shares.

We have modified the risk factor accordingly.

Plan of Distribution and Selling Shareholders, page 16

2. You state that investor funds will be held in an escrow account. Please expand to describe more clearly the events or contingencies that must occur for the funds to be released to you and for the purchased securities to be delivered to investors in the initial closing and thereafter. Please also explain the disclosure under the subheading “Investors’ Tender of Funds” indicating that after the first closing, the company will accept funds “directly from the investors.” In addition, clarify under what circumstances, if any, escrowed funds may be returned to investors and explain the procedures and anticipated timing. In this regard, we note there is no minimum offering amount.

We have modified the language in the Plan of Distribution to reflect your comments.

Security Ownership of Management and Certain Shareholders, page 34

3. We note from your disclosure on page 37 that there are 3,500,000 shares of Series Seed Preferred Stock outstanding. We also note that the beneficial ownership table reflects the beneficial ownership of an aggregate of only 400,000 shares of Series Seed Preferred Stock. To the extent that the additional outstanding shares of Series Seed Preferred Stock are held by officers, directors, or 10% owners of a class of your voting securities, please revise the beneficial ownership table accordingly. Refer to Item 12 of Part II of Form 1-A.

The disclosure has been modified accordingly.

Sincerely,

/s/ Jamie Ostrow

Partner

KHLK LLP

cc: Howard Marks

StartEngine Crowdfunding, Inc.